NYSE
AN ICE EXCHANGE

April 14, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Global X S&P 500 U.S. Revenue Leaders ETF, a series of Global X Funds, under the Exchange Act of 1934.

Sincerely,

Craig A. Marks

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com